Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 2 DATED JANUARY 10, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce our net asset value per share as of December 31, 2022; and
●	Update our plan of operation.

Net Asset Value Per Share as of December 31, 2022

On January 10, 2023, our board of directors approved an estimated NAV per share of our common stock of $11.18 as of December 31, 2022. This NAV per share will be effective until updated by us on or about March 31, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2022 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2022.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective January 10, 2023, the offering price per share is $11.18, our NAV per share as of December 31, 2022. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $11.18 and repurchases of shares made pursuant to the share repurchase program will be made at $11.18.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of December 31, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $208 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $353 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315222036864/form253g2.htm.